Urban Outfitters, Inc.

5000 South Broad Street

Philadelphia, PA 19112

June 3, 2010

VIA EDGAR

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	Urban Outfitters, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 1, 2010

File No. 000-22754

Dear Mr. Reynolds:

We respectfully submit this letter in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter dated May 19, 2010 concerning our Definitive Proxy Statement on Schedule 14A for the Annual Meeting held on May 18, 2010 (the “Proxy Statement”). For your convenience, we have repeated below in bold type the comment to which we are responding and have set forth our response immediately below the applicable comment. References in this letter to “the Company,” “we,” “us,” “our,” or “ours” refer to Urban Outfitters, Inc. and its consolidated subsidiaries.

Elements of Compensation, page 24

1.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response:

We advise the Staff that the Board of Directors, at its February 23, 2010 meeting, discussed, analyzed and evaluated the Company’s overall compensation policies and practices for its employees to determine whether such policies and practices create incentives that can affect the Company’s risk and management of that risk. The Board of Directors concluded that any risks arising from the Company’s overall compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. The Board of Directors based this conclusion on the following factors:

•

The Board of Directors does not believe that any of its brands or its segments carry a significant portion of the Company’s risk profile. The Board of Directors also considered that the compensation across brands and segments is structured similarly, compensation expense is a similar percentage of revenue across brands and segments, and no brands or segments vary significantly from the overall risk and reward structure of the Company.

Mr. John Reynolds

Securities and Exchange Commission

June 3, 2010

•	The Company does not use highly leveraged short-term incentives that drive high risk investments at the expense of long-term Company value.

•

On the whole, the Company’s employees’ base salaries, the guaranteed portion of total compensation, are an appropriate proportion of total compensation such that the Board of Directors believes it discourages risk taking.

•

The Company’s stock option plans encourage the employees to achieve performance, not to take excessive risks, and to focus on the long-term interests of the Company due to the fact that these awards vest over time, and are forfeited if the employee does not remain employed at the end of the vesting period. The time-vesting provides an incentive for employees to consider the Company’s long-term interests while still employed at the Company, so that the shares will continue to increase in value.

•

To the extent employees are eligible to receive incentive compensation, such compensation is based on balanced performance metrics that promote disciplined progress towards longer-term goals and that correlate to the income and risk to the Company.

In connection with the response to the comment set forth above, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Glen T. Senk
Glen T. Senk
Chief Executive Officer

cc:	Damon Colbert

Pamela Howell

Glen A. Bodzy, Esq.

Walter J. Mostek, Jr., Esq.